

June 1, 2012

<u>Via E-Mail</u>
Glenn K. Murphy
Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

      Re: The Gap, Inc.
              Form 10-K for Fiscal Year Ended January 28, 2012
              Filed March 26, 2012
              File No. 001-07562

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Results of Operations, page 20

1. Please provide us with disclosure that will, and confirm in future Exchange Act filings you will revise to, describe and quantify variances between periods in expense items (e.g. costs of goods sold, occupancy expenses, operating expenses, etc.) by segment. Such information will provide an investor with a better understanding of the drivers of results for each segment.

Liquidity and Capital Resources, page 25

2. Based on your cash flows from operations in fiscal 2011, it appears you incurred debt in order to fund dividend and repurchase activity of $2.3 billion. In fiscal 2012 it appears you plan to (i) continue share repurchases of approximately $1 billion, (ii) increase

dividends to approximately $250 million and (iii) incur capital expenditures of approximately $600 million. Considering these outflows exceeded your cash flow from operations in fiscal 2011, please confirm in future Exchange Act filings you will explicitly clarify instances where debt is incurred to fund such dividend and repurchase activity.

Financial Statements

Notes to Financial Statements

Note 15 – Segment Information, page 69

3. We note you have two reportable segments, Stores and Direct. We note you aggregate the results of the retail stores for Gap, Old Navy, and Banana Republic into the Stores reportable segment, while you aggregate the results of the related on-line brands, Athleta (on-line and retail stores), Piperlime and franchise and wholesale into the Direct reportable segment. Your aggregation is based on similar economic characteristics of each operating segment. Please clarify for us what you consider an operating segment and provide us with your detailed analysis of FASB ASC 280-10-55-7A through C to support your conclusion that aggregation is appropriate. In connection with your response, please provide us with your most recent reporting package provided to your Chief Operating Decision Maker.

Form 8-K filed May 17, 2012

4. In order to provide an investor with a better understanding of the drivers of your same store data, please provide us with, and confirm in future periodic Exchange Act reports you will disclose, same store sales excluding online sales activity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining